

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 16, 2009

Keith D. Hall, Chief Executive Officer
KBS Strategic Opportunity REIT, Inc.
620 Newport Center Drive
Suite 1300
Newport Beach, CA 92660

> **Re:** **KBS Strategic Opportunity REIT, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed February 25, 2009**
> **File No. 333-156633**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. We note your response to comment 4 of our letter dated February 11, 2009 and your reliance on the relief granted in prior SEC Division of Corporation Finance no-action letters. As you noted in your response, you are responsible for analyzing the applicability of the tender offer rules to the KBS Strategic Opportunity REIT, Inc. share repurchase program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.

2. We note your response to comment 6 of our letter dated February 11, 2009.
    Regarding the aggregate gross offering proceeds for both KBS REIT I and KBS
    REIT II, this financial information is as of September 30, 2008. Please update
    this and other applicable financial information as of December 31, 2008 as
    required by Rule 3-12 of Regulation S-X.

Prospectus Summary, page 1

What are the fees that you will pay to the advisor …, page 8

3. We note your response to comment 10 of our previous letter. In response to our
    comment, you indicate that you are not able determine the maximum amount to
    be paid for your disposition fee, incentive fee, or acquisition fee. However, with
    respect to your acquisition fee, we note that you have provided disclosure of the
    maximum amount based on 1%. Please provide similar disclosure with respect to
    the 6% maximum disclosed in your charter. Please make similar revisions to the
    tables on pages 45, 46, and 59 and elsewhere as applicable. Also include a cross
    reference to the "Management Compensation" section that explains the fees in
    more detail.

Underwriting Criteria, page 74

4. We note your response to comment 29 of our previous letter. In your response,
    you state that you may engage third-party professionals to inspect properties on
    your behalf. Please tell us what consideration you have given to identifying the
    independent professionals.

Plan of Operation

Critical Accounting Policies

Marketable Real Estate Securities, page 86

5. Within your discussion of accounting for beneficial interests in securitized
    financial assets, please also include a discussion of the impacts of FSP EITF 99-
    20-1 on your current accounting treatment.

Exhibits

6. Please confirm that you will file final, executed opinions prior to the effective
    date of the registration statement and that you will revise the exhibit index so that
    it no longer reflects "form of" opinion.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Robert H. Bergdolt, Esq. (*via facsimile*)